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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

POZEN Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

73941U102

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73941U102	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS JOHN R. PLACHETKA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,850,066
6 SHARED VOTING POWER 1,429,715
7 SOLE DISPOSITIVE POWER 2,850,066
8 SHARED DISPOSITIVE POWER 1,429,715

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,279,781
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 73941U102	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS CLARE A. PLACHETKA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,429,715
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,429,715

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,715
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1	(a).	Name of Issuer:

The issuer of the securities to which this statement relates is POZEN Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

The issuer’s principal executive offices are located at 1414 Raleigh Road, Suite 400, Chapel Hill, North Carolina 27517.

Item 2	(a).	Name of Person Filing:

The filing persons are John R. Plachetka and Clare A. Plachetka.

Item 2	(b).	Address of Principal Business Office:

The principal business office for John R. Plachetka is c/o POZEN Inc., 1414 Raleigh Road, Suite 400, Chapel Hill, North Carolina 27517.

The principal business office of Clare A. Plachetka is 321 Silver Creek Trail, Chapel Hill, North Carolina 27514.

Item 2	(c).	Citizenship:

John R. Plachetka and Clare A. Plachetka are citizens of the United States.

Item 2	(d).	Title of Class of Securities:

The title of the class of securities is Common Stock, $0.001 par value per share.

Item 2	(e).	CUSIP Number:

The CUSIP number is 73941U102.

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

The filing categories pursuant to Rule 13d-1(b), 13d-2(b) and (c) are not applicable to each of the filing persons.

Item 4.	Ownership.

(a) The number of shares beneficially owned by each filing person is as follows:

As of December 31, 2008, John R. Plachetka and Clare A. Plachetka shared beneficial ownership of 1,429,715 shares of the Issuer’s Common Stock, of which:

(i) (i) Silver Hill Investments, LLC directly owned 1,157,808 shares of Common Stock. Silver Hill Instruments is (i) 50% owned by the Family Trust under the John R. Plachetka Irrevocable Trust, dated 4/20/2000, Wachovia Bank, N.A. and Clare A. Plachetka, Trustees (the “Family Trust”), (ii) 40% owned by the Revocable Declaration of Trust, u/a 1/30/2000, John R. Plachetka, Trustee, and (iii) 10% owned by the Revocable Declaration of Trust, u/a 1/31/2000, Clare A. Plachetka, Trustee (the “Revocable Declaration of Trust”).

(ii) The Family Trust owned 22,631 shares of Common Stock.

(iii) The Revocable Declaration of Trust owned 249,276 shares of Common Stock.

As of December 31, 2008, John R. Plachetka also had sole beneficial ownership of 2,850,066 shares of Common Stock, of which

(i) 1,931,468 are held by the Revocable Declaration of Trust u/a dated 1/31/2000, John R. Plachetka, Trustee,

(ii) 102,785 are restricted stock units, and

(iii) 815,813 are vested but unexercised options.

(b) The percent of the class held by each filing person is as follows:

John R. Plachetka and Clare A. Plachetka shared beneficial ownership of 4.8% of the Issuer’s Common Stock.

John R. Plachetka also had sole beneficial ownership of an additional 9.3% of the Issuer’s Common Stock.

(c) (i) John R. Plachetka had the sole power to vote or to direct the vote of 2,850,066 shares of Common Stock. Clare A. Plachetka did not have the sole power to vote or direct the vote of any shares of Common Stock.

(ii) Each filing person had the shared power to vote or to direct the vote of the following shares: John R. Plachetka and Clare A. Plachetka had the shared power to vote or to direct the vote of 1,429,715 shares of Common Stock.

(iii) John R. Plachetka had the sole power to dispose or to direct the disposition of 2,850,066 shares of Common Stock. Clare A. Plachetka did not have the sole power to dispose or direct the disposition of any shares of Common Stock.

(iv) Each filing person had the shared power to dispose or to direct the disposition of the following shares: John R. Plachetka and Clare A. Plachetka had the shared power to dispose or to direct the disposition of 1,429,715 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John R. Plachetka	Dated: February 13, 2009
JOHN R. PLACHETKA

/s/ Clare A. Plachetka	Dated: February 13, 2009
CLARE A. PLACHETKA

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).